DEXIA
Group

The Secretary-General

RECEIVED
2004 AUG -9 P 3:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036104

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

June 22nd, 2004

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA Information Pursuant to Rule 12g3-2(b) File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of June 22nd, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

dlw 8/9

PRESS RELEASE

COMMUNIQUE DE PRESSE

PERSBERICHT

Dexia - 1, Sq. de Meeûssq. B-1000 Bru. - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

22/07/2004
1 P.

Decisions taken by the Financial Markets Authority of the Netherlands (AFM)

Considering that Banque Labouchère would have infringed some securities regulations when selling some of the Legiolease products from the 9th December 2000 until the 31st December 2001, the Financial Markets Authority has imposed six fines of €9,075 each to Dexia Bank Nederland, successor of Banque Labouchère.

From Dexia's perspective, these decisions are not justified. Besides, they do not have a judicial bearing as they come from an administrative authority.

Dexia Bank Nederland reserves the right, as allowed by the regulation, to appeal against any of these decisions.